Exhibit 3.1

Amendment of By-Laws

CONSOLIDATED EDISON, INC.

BOARD OF DIRECTORS

MAY 16, 2005

RESOLVED, That, effective May 16, 2005, Section 11 of the By-Laws be and the same hereby is amended to read in its entirety as follows:

“The Board of Directors, as soon as may be after the election of Directors in each year, shall elect from their number a Chairman of the Board and shall elect a President, one of whom the Board shall designate to be the chief executive officer of the Company. The Board shall also elect one or more Vice Presidents, a Secretary and a Treasurer, and may from time to time elect such other officers as they may deem proper. Any two or more offices may be held by the same person, except as otherwise may be required by law.”